

March 8, 2021

Rebecca Chavez
General Counsel
ChargePoint Holdings, Inc.
240 East Hacienda Avenue
Campbell, CA 95008

> **Re: ChargePoint Holdings, Inc.**
> **Form S-1 filed March 2, 2021**
> **File No. 333-253759**

Dear Ms. Chavez:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mindy Hooker at (202) 551-3732 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing